First Colombia Gold Corp
406 Royal Parkway
Nashville, TN 37214

April 17th, 2017

Doug Bowling
Sarah Bowling
South Highway 421
Manchester Kentucky 40962

RE: Letter of Intent to Lease Mineral Rights .

Dear Mr. Robert O'Neil Roan:

This letter (this "Letter of Intent") sets forth a summary of terms and conditions under which First Colombia Gold Corp., a publicly traded Kentucky corporation trading under the symbol FCGD on the OTCPINK marketplace, or its nominee ("Lessee"), is willing to assume the mineral lease for the 102 acres more or less of land held by Doug and Sarah Bowling. ("Landowners\Lessors") to start reclamation and mining operations of DSMRE #826-0588. (the "Property" or "Assets"; Exhibit A) permitted by Ikerd Mining LLC of Somerset, Kentucky, ("Permittee").

Upon acceptance and execution of this Letter of Intent by Lessor, the Parties will pursue negotiations of a definitive agreement (the "Definitive Agreement"). The execution of any such Definitive Agreement is subject to the satisfactory completion of Lessee's ongoing investigation of the Property and is also be subject to approval by Permittee's governing authority.

1. **Basic Transaction.** Lessor shall lease all of the property and mineral rights to Lessee at the price (the "Purchase Price") set forth in Paragraph 2 below. The closing (the "Closing") would occur upon the earlier of: (a) as soon as practical after Lessee has completed their thorough due diligence period; or (b) May 30, 2017 (the "Outside Date").

2. **Purchase Price.** The Purchase Price is Twenty Five Thousand Dollars ($25,000) fully paid advance Royalties in cash at the Closing, plus $3.50 dollar ($3.50) per ton or 6% of net proceeds from the sale of the coal under DSMRE permit no. 826-0588.

3. **Other Terms.** Pursuant to the Definitive Agreement, the Parties shall make customary representations and warranties and shall provide covenants, indemnities and other protections for the benefit of Lessee that are customary in transactions of this type. The consummation of the Acquisition by Lessee would be subject to the satisfaction of customary conditions and review and due diligence of numerous items, including but not limited to:

(a) Lessor being able to deliver good and marketable title to the Assets.

(b) Lessor's delivery of five years completed coal production projects. (This extended time frame is requested based on the fact that the property is currently not in operation.)

(c) A verification of permits and business licenses.

(d) A full site and mine inspection.

(e) Summary and Review of all EPA, KDM, MPSHA inquiries

Final Inspection Period. During the period from the date this letter is signed on behalf of the Lessor (the "Signing Date") until the date the execution of the Definitive Agreement, Lessor will facilitate, on behalf of the Lessee, reasonable access to the Property, contracts, books and records and all other documents and data specifically related to the Property, subject to any required Confidential Disclosure Agreement between Lessor and Lessee (the "Confidentiality Agreement"). This Final Inspection Period and Due Diligence shall not exceed 120 calendar days.

In addition to the foregoing, Lessor shall obtain and provide to Lessee, to the extent available, each of the items listed in Exhibit A as quickly as practicable making a best efforts basis to provide all Due Diligence Material within 10 calendar days.

4. **Confidentiality.** The Confidentiality Agreement shall remain in full force and effect, and any information disclosed pursuant to this Letter of Intent shall be subject to the Confidentiality Agreement.

5. **Costs.** Lessee and Lessor will each be responsible for and bear all of their respective costs and expenses (including any broker's or finder's fees and the expenses of their respective representatives) incurred at any time in connection with pursuing or consummating the Possible Acquisition.

6. **Termination.** Notwithstanding any other provisions hereof to the contrary, this Letter of Intent will terminate on the earlier of: (a) Lessee notifying, or otherwise disclosing (orally or in writing) to, Lessor that Lessee will not (for any reason) execute definitive agreements that are substantially based on the material terms and conditions set forth in this Letter of Intent or (b) the execution of the Definitive Agreement (the "Termination Date").

7. **Entire Agreement.** This Letter of Intent constitute the entire agreement between the Parties and supersede all prior oral or written agreements, understandings, representations and warranties and courses of conduct and dealing between the Parties on the subject matter thereof. Except as otherwise provided herein, this Letter of Intent may be amended or modified only by a writing executed by all of the Parties.

8. **Governing Law.** This Letter of Intent will be governed by and construed under the laws of the State of Kentucky without regard to conflicts-of-laws principles. Each Party also hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Kentucky and of the United States of America located in the State of Kentucky for any actions, suits or proceedings arising out of or relating to this Letter of Intent and the transactions contemplated hereby (and each Party agrees not to commence any action, suit or proceeding relating thereto except in such courts, and further agree that service of any process, summons, notice or document by U.S. registered mail to its principal mailing address shall be effective service of process for any action, suit or proceeding brought against you in any such court). Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Letter of Intent or the transactions contemplated hereby in the courts of the State of Kentucky or the United States of America located in the State of Kentucky, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

9. **Counterparts.** This letter may be executed in one or more counterparts, each of which will be deemed to be an original of this letter and all of which, when taken together, will be deemed to constitute one and the same letter.

10. **No Liability/Non-Binding.** Except as set forth below, this letter is not intended to be legally binding but is merely a statement of the principal terms and conditions reached by the Parties governing the matters discussed herein, and shall be the basis of the negotiation of a definitive agreement. Except as set forth below, this Letter of Intent is intended only as an expression of intent on behalf of Lessee and Lessor, is not intended to be legally binding on Lessee and Lessor and are expressly subject to the execution of a Definitive Agreement. Each party acknowledges that neither party shall be bound to enter into any definitive agreement, and that either party may cease negotiations at any time.

If this Letter of Intent meets with your approval, please sign where indicated and return to the address above. We are excited about the opportunity to work with you on the acquisition of DSMRE Mine Permit # 826-0588 and look forward to structuring a transaction which meets our mutual needs.

2

Sincerely,

First Colombia Gold Corp.

By: ______________________
Jason Castenir, Its CEO

Agreed and accepted this 24 day of April, 2017

By: ______________________
Name: Doug Bowling
Title: Landowner

By: ______________________
Name: Sarah Bowling
Title: Landowner

EXHIBIT "A"

Attached to and made a part of that certain Coal Mining Lease Agreement, dated April 20th, 2011, by and between **BILLIE JEAN BOWLING, a widow, individually and as life tenant, CHARLES DOUGLAS BOWLING, remainderman, and his wife SARAH BOWLING,** (hereinafter referred to as "Lessor," whether one or more), and **MCC KENTUCKY, LLC., a Kentucky limited liability company,** as Lessee

To wit: All the below described surface estate and only so much of the mineral estate, underlying said surface, that is currently subject to Lessee's mining permit No.: #826-0588:

Three (3) tracts of land lying and being in Clay County, Kentucky, and being all of the same property conveyed to Billie Jean Bowling by Mary Lipps, by deed dated the 12th day of March, 1971, and of record at Deed Book 163, Page 387; and by America Lipps Jenkins, by deed dated the 17th day of July, 1984, and of record at Deed Book 180, Page 149; and by Helen Hartman, et al., by deed dated the 27th day of January, 1993, and of record at Deed Book 216, Page 037, all of which can be found of record in the Clay County Clerk's Office, and which are more particularly described as follows:

Tract No. 1
Beginning at a large rock at America Lipp's line; thence down the creek to an Elm Tree below America Lipp's house; thence across the bottom to the foot of the hill; thence with the hill to a rock at the beginning corner;

Tract No.2
Lying and being in Clay County, Kentucky, on the waters of Elk Creek, waters of Red Bird, waters of the South Fork of the Kentucky River and bounded as follows:

Beginning at the mouth of Baker Branch on the North side of Elk Creek thence down with the creek to large rock in the field thence up drain to the point, then up the point to the top of the ridge, thence with the ridge between Baker Branch and Lyttle Double Creek to Shirley Smith's line, thence with Shirley Smith's line to Martha Lipps line, thence down the Baker Branch to the beginning;

Tract No.3
Beginning at the mouth of Baker Branch opposite J.S. Lipps house, thence down E said Elk Creek to a white walnut, standing on the bank of said creek about 100 yards below Joe Lipps house, thence southwardly running up the hill on the right hand of the hollow to a black oak, thence up the point to the dividing ridge between Elk Creek and Little Double Creek to Martha Lipps line, thence with Martha Lipps line to the beginning;

All LESS AND EXCEPT the following:

1) Tract conveyed to Peabody Coal Company at Deed Book 043, Page 197
2) Tract conveyed to Shirley Smith at Deed Book 067, Page 266
3) Tract conveyed to America Lipps at Deed Book 069, Page 266
4) Tract conveyed to Sam Lipps by Deed dated June 6, 1955, and recorded at Deed Book 109, Page 101

THE FOREGOING DESCRIBED PROPERTY DOES NOT CONSTITUTE THE HOMESTEAD OF THE LESSOR HEREIN, NOR OF THAT OF THEIR RESPECTIVE SPOUSE(S), IF ANY.

Exhibit "A" continued, below